UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42413

REAL MESSENGER CORPORATION

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Real Messenger Corporation (the “Company”) is submitting this Amendment No. 1 on Form 6-K/A (this “Amendment”) to supplement the Form 6-K originally filed with the Securities and Exchange Commission on April 21, 2026 (“Original Form 6-K”). This Amendment is being filed solely to include Appendix 1 (the proposed second amended and restated memorandum and articles of association of the Company), which was referenced in Exhibits 99.1 and 99.3 of the Original Form 6-K, and is hereto attached as Exhibit 99.1. Except as set forth herein, the remainder of the Original Form 6-K remains unchanged.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Appendix 1 (the proposed second amended and restated memorandum and articles of association of the Company)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 22, 2026

REAL MESSENGER CORPORATION

By:	/s/ Thomas Ma
Name:	Thomas Ma
Title:	Chief Executive Officer